PETROBANK
ENERGY AND RESOURCES LTD.

07022600

082-34812

SUPPL

April 3, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

dlw 4/19

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

Petrominerales

NEWS RELEASE

PETROMINERALES ANNOUNCES MAPURO-1 WELL IN COLOMBIA TO BE ABANDONED

Bogotá, Colombia – April 2, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirect subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"), announces that the Mapuro-1 well in Colombia is to be abandoned.

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena block in the Llanos Basin of Colombia, which was spudded on March 12th, 2007 and on March 26th reached the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations, as a result, the Mapuro-1 well will be plugged and abandoned.

Mapuro-1 was the second of our 2007 five well exploration drilling program planned for the Llanos and Putamayo Basins; four wells are planned in the Llanos Basin and one well in the Putamayo Basin. Petrominerales holds over 1.5 million acres of land in Colombia on which we have acquired 307 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 20 leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic.

We will be moving the Pride 9 rig from the Mapuro-1 site to the Casanare Este block to drill the Casanare Este-1 exploration well, which will be spudded by the end of April 2007. We also expect to spud the Corcel-1 exploration well on the Corcel block in early April 2007 using the Nabors 816 rig, which was used to drill the Ojo de Tigre-2 discovery on the Joropo block in the Llanos Basin, which we continue to test.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or

Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

Petrominerales

NEWS RELEASE

PETROMINERALES FILES ANNUAL INFORMATION FORM

Bogotá, Colombia – March 30, 2007 – Petrominerales Ltd. ("Petrominerales" or the "Company") has today filed its Annual Information Form, which includes Petrominerales' reserves data and other oil and gas information for the period ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Petrominerales' 2006 Annual Information Form may be obtained on Petrominerales' website at www.petrominerales.com, on the SEDAR website at www.sedar.com, or by emailing Petrominerales at ir@petrominerales.com.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank (TSX/Oslo Bors: PBG).

For more information please contact:
John D. Wright, President and Chief Executive Officer,
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK FILES ANNUAL INFORMATION FORM

Calgary, Alberta – March 20, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") (TSX/OSLO: PBG) has today filed its Annual Information Form, which includes Petrobank's reserves data and other oil and gas information for the period ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Petrobank's 2006 Annual Information Form may be obtained on Petrobank's website at www.petrobank.com, on the SEDAR website at www.sedar.com, or by emailing Petrobank at ir@petrobank.com.

Petrobank Energy and Resources Ltd.

Petrobank is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit is operated by Petrobank's 84% owned subsidiary, WHITESANDS Insitu Ltd. ("WHITESANDS"). WHITESANDS owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project, which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ANNOUNCES CLOSING OF BOUGHT DEAL FINANCING

Calgary, Alberta – April 3, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce the closing of the bought deal financing previously announced on March 18, 2007. The bought deal financing consisted of 4,000,000 common shares ("Common Shares") of Petrobank at a price of $21.00 per Common Share (the "Offering"). The Offering results in net proceeds of approximately $79.9 million and was conducted through a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., FirstEnergy Capital Corp. and Fraser Mackenzie Limited.

Petrobank will use the proceeds of the Offering for the repayment of all of the outstanding debt under its credit facilities, to accelerate the WHITESANDS project, fund Petrobank's exploration and development programs, for potential acquisition opportunities that have not been identified to date, and for working capital.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END